

Mail Stop 4628

November 1, 2016

Ben van Beurden
Chief Executive Officer
Royal Dutch Shell plc
Carel van Bylandtlaan 30
2596 HR, The Hague
The Netherlands

> **Re: Royal Dutch Shell plc**
> **Form 20-F for Fiscal Year Ended December 31, 2015**
> **Filed March 10, 2016**
> **Response letter dated September 19, 2016**
> **File No. 1-32575**

Dear Mr. van Beurden:

We have reviewed your September 19, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2016 letter.

Form 20-F for the Fiscal Year ended December 31, 2015

Market Overview, page 16

Crude Oil and Natural Gas Price Assumptions, page 17

1.   We note your responses to prior comments number one and two from our letter dated August 16, 2016, including the relationships between your long-term price outlook, your impairment price line and your project screening values. If it is reasonably likely that known trends or uncertainties regarding prices will have a material effect on your results of operations, liquidity or capital resources, provide a reasonably detailed discussion and analysis, including, where reasonably practicable, quantification of the impact of current

of the current price environment. See Item 5.D of Form 20-F and Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350 and 34-48960.

<u>Financial Statements and Supplements, page 106</u>

<u>Note 8 Property, Plant and Equipment, page 130</u>

2.   Your response to prior comment number 2 from our letter dated August 16, 2016 describes the prices used in your 2014 and 2015 impairment testing for periods from 2019 and forward. Tell us the corresponding prices used for the initial years of the relevant cash flow periods for each of those years.

3.   Explain to us, in reasonable detail, how the prices used for impairment testing in 2014 and 2015 reflect the most recent budgets and forecasts approved by management for those periods. As part of your response, explain the relationship between the prices and processes used for budgeting and forecasting and for project screening. See IAS 36 par. 33(b).

        You may contact Joseph Klinko at (202) 551-3824 or me at (202) 551-3489 with any questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources